Albany International Corp.

PO Box 1907

Albany, NY 12201-1907 USA

(1373 Broadway, Albany, NY 12204)

Tel: 518 445 2225

Fax: 518 445 2250

michael.nahl@albint.com

www.albint.com

Michael C. Nahl

Executive Vice President & Chief Financial Officer

May 30, 2008

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Albany International Corp. – Form 10-K for the Year Ended December 31, 2007,
and Definitive Proxy Statement on Schedule14A SEC File No. 1-10026

Dear Mr. Owings:

We are pleased to respond to your letter dated May 5, 2008. For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

With respect to those responses that involve proposed revisions to the manner in which the related items were addressed in the 2007 10-K, we have included in our response an illustration of how we expect the disclosure to appear in future filings.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1.	Please replace the SEC file number you have identified on the Form 10-K with the file number indicated above.

Response: We will update the SEC file number on future filings and have incorporated that change in the first quarter 10-Q that was recently filed.

Employees, page 22

2.	Please disclose whether any of your employees are union members that are subject to collective bargaining agreements.

Response: Approximately 100 of our U.S. employees are union members subject to a total of three collective bargaining agreements.  The Company recently renegotiated two of these, and renegotiation of the third will commence shortly.  Following renegotiation of the third agreement, the agreements will remain in effect until 2011.  A number of hourly employees outside of the United States are also members of various unions.  We will disclose this in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.

Throughout your document, you disclose that you have initiated a deliberate, intensive three-year process of restructuring and performance improvement initiatives. Please expand your disclosure to describe your performance improvement initiatives, including the specific actions you have taken and will take to implement your plans. We note your discussion of the outlook of this plan on page 49; however, due to the significance of this plan, we believe this should be highlighted in the overview section of MD&A since it provides context for the remainder of your MD&A discussion.

Furthermore, please discuss the types of expenses included as part of your performance improvement initiatives, including the line item(s) these expenses are classified on your statement of operations and the reasons why they are classified as such. Please quantify the impact of these expenses when describing the changes in segmental gross margin and segmental selling, general, technical and research expense, since a significant portion of the increase in these line items relates to expense for performance improvement initiatives.

Response: Please see below our proposed expanded disclosure of the Company’s three-year process of restructuring and performance improvement initiatives and related costs:

(The text below would replace and supplement the 7th paragraph under “Trends”.)

The Company’s response to that pricing disruption has been to initiate a deliberate, intensive three-year process of restructuring and performance improvement initiatives. In the mature paper machine clothing markets of North America and Europe, the Company is driving for growth in market share, while the Company is positioning itself to expand in the rapidly growing markets of Asia and South America. During this process of adjusting its manufacturing footprint to align with these regional markets, the Company has incurred restructuring charges. Specific charges reported have been incurred in connection with the reduction of PMC manufacturing capacity in the United States, Canada, and Finland, and of Door Systems in Sweden. The Company has also incurred costs for idle capacity and equipment relocation that are related to the shutdown of these plants, and start-up costs related to the new PMC plant that is under construction in China. Expenses related to these items are included in “Cost of Goods Sold”. In addition, the Company also incurred restructuring charges related to the centralization of PMC administrative functions in Europe.

In addition to these restructuring and restructuring-related activities, management has launched significant cost reduction and process improvement initiatives. In

2006, the Company announced a plan to migrate its global enterprise resource planning system to SAP, and began a strategic procurement initiative designed to establish a world-class supply chain organization and processes that would lead to significant cost savings. Additionally, the Company has reorganized its PMC research and product development function to improve its ability to bring value-added products to market faster. Expenses incurred in connection with these actions are included in STG&R expenses. These expenses are not allocated to the reportable segments because they are Corporate-wide initiatives.

Review of Operations, page 38

2007 vs. 2006, page 38

4.

We note that you have quantified the impact of changes in currency translation rates on consolidated and segmental net sales and on consolidated STG&R expenses. Please tell us how you considered quantifying the impact of changes in currency translation rates on consolidated gross profit. Also tell us, and clarify to your readers, whether the impact of changes in currency translation rates on gross profit and STG&R expenses is allocated to your segments. If so, please address these items in your analysis of segmental gross profit and segmental operating income.

Response: We have quantified the effect of changes in currency translation rates on net sales and STG&R expenses because we feel that those two data points are key metrics for readers of our financial reports, and that those readers would be looking for analysis of the nominal changes from the prior year. Regarding your comment about currency effects on the nominal amount of gross profit, we believe that most readers of our financial reports first want to understand factors affecting net sales, and then want to understand factors affecting the gross profit percentage. Since changes in currency translation rates generally affect net sales and nominal gross profit in a proportionate way, we feel that providing information about gross profit percentage is consistent with the way investors analyze income statement data.

Segment operating results include the effect of changes in currency translation rates and since that is very clear in our reporting of net sales by segment, we believe that readers of the financial reports understand that changes in currency translation rates are included in segment results.

5.

To the extent material to understanding your results of operations, please separately discuss the changes in the “selling and general expenses” and “technical, product engineering, and research expenses” line items as presented on your income statement. Also, please consider discussing the changes in research expense and unallocated expenses disclosed on page 40 as a subset to your discussion of consolidated STG&R expenses, as your current presentation of these segmental reconciling items directly beneath your discussion of consolidated operating income, which includes these segmental reconciling items, may be confusing to your readers.

Response: We have considered whether separate MD&A discussion about “Selling and general expenses”, and “Technical, product engineering, and research expenses” would provide readers of the financial reports with additional data that is important. Organizational changes that have taken place have affected each of those expense types in relatively proportionate amounts, except for perhaps “Research expenses”. As you know, our current Review of Operations includes separate discussion about changes affecting “Research expenses”. Accordingly, based on current expenses and changes affecting our results of operations, we believe that additional discussion of those income statement line items is not necessary.

We have also considered whether it would be helpful to move the discussion about changes in “Research expenses” and “Unallocated expenses” closer to the analysis of changes in STG&R expenses. Please see below a proposed modified disclosure in the MD&A (changes underlined):

Selling, general, technical and research (STG&R) expenses increased to $316.5 million or 29.0% of net sales in 2007, as compared to $295.1 million or 29.2% of net sales in 2006. The increase includes $15.6 million related to performance improvement initiatives and $14.1 million related to the effect of changes in currency translation rates. Included in STG&R expenses are research expenses that increased $1.7 million or 7.9% in 2007, principally due to higher project expenses and wages. STG&R expenses also include Corporate headquarters and other expenses that are not allocated to the Company’s reportable segments. Unallocated expenses increased $9.4 million to $49.0 million in 2007 principally due to $7.6 million of costs associated with performance improvement initiatives, including the Company’s implementation of the SAP enterprise resource planning system.

6.

We note your discussion of income tax expense in the middle of page 40. Please tell us and better explain to your readers why your effective income tax rate appears unusually low for 2007. In this regard, we note your reconciliation of the effective tax rate on page 76, but it is unclear from your current disclosures why many of these line items are significantly different from the previous two years.

Response: While the effective tax rate for 2007 appears to be unusually low, in fact the lower tax rate can be attributed to the proportionately larger impact of non-recurring favorable tax adjustments in estimated tax liabilities in relation to the overall pretax income earned by the company. The non-recurring favorable tax adjustments in 2007 and 2006 amounted to $2,723,000 and $3,470,000, respectively. Although the amounts of the tax adjustments did not vary greatly from year to year, their favorable impact on the effective tax rate increased due primarily to the lower pool of income.

The company’s lower income in 2007 magnified the impact of the favorable non-recurring tax adjustments and other components of the tax rate that are disclosed in the reconciliation of the effective tax rate.

Paper Machine Clothing Segment, page 40

7.

We note that net sales and operating income for 2006 were reduced due to a change in contract terms with a major customer. Please elaborate on the circumstances of this contract change, including how and why this impacted your revenue and expense recognition.

Response: In 2006, the Company finalized negotiations of a supply contract with a major customer. The terms and conditions of the previous contract with that customer specified that title of products transferred to the customer at the time of delivery to the customer’s site. The new contract specifies that title transfers to the customer only when the product is installed on their equipment. Additionally, the contract specifies that the language regarding transfer of title is retroactive to January 1, 2006. Accordingly, the Company reversed sales of products transferred to the customer under the terms of the old contract that no longer qualified as sales under the retroactive provisions of the new contract.

It should also be noted that we informed investors of this probable event in our 2005 annual report. In the Outlook section of the 2005 MD&A, we wrote, “In addition, net sales and operating income are expected to be reduced in 2006 by approximately $8 million and $3 million, respectively, due to an anticipated change in inventory practices associated with a major customer.”

Albany Door Systems Segment, page 41

8.

Please discuss in more detail the underlying reasons for the increased sales of new products and the aftermarket business in Europe, and quantify the impact of each contributing factor if possible. Additionally, please quantify the impact of the R-Bac acquisition on net sales, and tell us how you considered disclosing this acquisition’s impact on gross profit and operating income. If this acquisition did not have a significant impact on your results, please clarify this matter to your readers.

Response: We note that net sales in the Albany Doors Systems segment increased by $28.3 million in 2007, and in the Review of Operations we reported that $10.8 million was due to currency translation and $7.3 million was due to an increase in aftermarket service and parts. We also explained that part of the sales improvement was related to the acquisition of R-Bac Industries. In previous filings, we reported that R-Bac’s sales prior to the June 30th acquisition were at an annualized rate of approximately $9 million. While we noted that the R-Bac acquisition was certainly a factor in the sales increase, we did not attempt to quantify the impact due to the fact that business was fully integrated into the Company’s existing business during 2007, and it was no longer possible to state with precision the incremental effect on operations related to the acquisition.

The Company disclosed that sales of new doors can be highly sensitive to changes in economic climate (see discussion under “Risk Factors” and “Trends”). The Company has been positioning itself to grow the aftermarket portion of the business which could potentially offset some of the effects of a slow-down in sales of new products. Please see below a proposal for enhanced disclosure in the “Trends” section of the MD&A (changes underlined):

The Albany Door Systems segment derives most of its revenue from the sale of high-performance doors, particularly to customers in Europe. The purchase of these doors is normally a capital expenditure item for customers and, as such, market opportunities tend to fluctuate with industrial capital spending. If economic conditions weaken, customers may reduce levels of capital expenditures, which could have a negative effect on sales and earnings in the Albany Door Systems segment. The Company’s response to this trend includes expansion of its aftermarket business which tends to be less sensitive to economic changes than sales of new doors. The large amount of revenue derived from sales and manufacturing outside the United States could cause the reported financial results for the Albany Door Systems segment to be more sensitive than the other segments of the Company to changes in currency rates.

Liquidity and Capital Resources, page 43

9.

We note that your increase in capital expenditures in 2007 and 2006 were principally due to the PMC strategic investment program announced in January 2006. Please elaborate on the fundamentals of this plan and how this has and will affect your operations.

Response: The Company’s increased capital expenditures in the PMC segment referred to on page 43 are also discussed in the following sections of the annual report: Item 1a, 6th risk factor; MD&A Trends, 7th paragraph; and MD&A Outlook, 2nd and 3rd paragraphs. Disclosure about these investments has been a topic discussed in each quarterly filing since the announcement of this capital investment plan in January 2006. We believe that no additional disclosure is needed.

Critical Accounting Policies and Assumptions, page 48

10.	We note that some of your critical accounting policies simply repeat the information contained in Note 1 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statement generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate, and show us what any revisions will look like.

Response: Please see below a proposed modified discussion of Critical Accounting Policies and Assumptions (additions underlined). We also considered providing sensitivity analysis of certain judgments and estimates, but we feel that such an analysis would be subject to significant uncertainty and potentially confusing, and would add little to an investor’s understanding of the financial statements:

Critical Accounting Policies and Assumptions

The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

The Company’s discussion and analysis of its financial condition and results of operations are based on the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

The Company records sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed, and collectability is reasonably assured. The timing of revenue recognition is dependent upon the contractual arrangement between the Company and its customers. These arrangements, which may include provisions for transfer of title and guarantees of workmanship, are specific to each customer. Sales contracts in the Albany Door Systems segment may include product and installation services. For these sales, the Company applies the provisions of EITF 00-21, “Revenue Arrangements with Multiple Deliverables”. The Company’s contracts that include product and installation services generally do not qualify as separate units of accounting and, accordingly, revenue for the entire contract value is recognized upon completion of installation services. The Company limits the concentration of credit risk in receivables by closely monitoring credit and collection policies. The Company records allowances for sales returns as a deduction in the computation of net sales. Such provisions are recorded on the basis of written communication with customers and/or historical experience.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company maintains reserves for possible impairment of inventories. Such reserves can be specific to certain inventory, or general based on judgments about the overall condition of the inventory. General reserves are established based on percentage write-downs applied to aged inventories, or for inventories that are slow-moving. If actual results differ from estimates, additional inventory write-downs may be necessary.

The net carrying amount of property, plant and equipment (PP&E) was $499.5 million, or 33% of total assets, as of December 31, 2007. 2007 depreciation expense totaled $57.4 million, or 5% of operating expenses. Given the significance of PP&E and associated depreciation to the Company’s financial statements, determination of an asset’s cost basis and its economic useful life are considered critical accounting estimates. PP&E is recorded at cost, which is generally objectively quantifiable when assets are purchased singly. However, when assets are purchased in groups, as would be the case for a business acquisition, costs assigned to PP&E are based on an estimate of fair value of each asset at the date of acquisition. These estimates are based on assumptions about asset condition, remaining useful life and market conditions. The Company may employ expert appraisers to aid in allocating cost to assets purchased as a group. Included in the cost basis of PP&E are those costs that substantially increase the useful lives or capacity of existing PP&E. Significant judgment is needed to determine which costs should be capitalized under these criteria, and which should be expensed as repairs and maintenance costs. Economic useful life is the duration of time an asset is expected to be productively employed by the Company, which may be less than its physical life. Management’s estimate of useful life is monitored to determine its appropriateness, especially in light of changed business circumstances. Changes in these estimates that affect PP&E could have a significant impact on the Company’s financial statements. However, significant adjustments have not been required in recent years. Management also monitors changes in business conditions and events such as a plant closure that could indicate that PP&E asset values are impaired. The determination of asset impairment involves significant judgment about market values and future cash flows.

Goodwill amounted to $194.7 million at December 31, 2007 or 12.7% of total assets. The Company performs a test for goodwill impairment at least annually. The determination of whether goodwill is impaired involves significant judgment based on short and long-term projections of future performance. Changes in strategy and/or market conditions may result in adjustments to recorded asset balances.

The Company has investments in other companies that are accounted for under either the cost method or equity method of accounting. Investments accounted for under the equity method are included in Investments in associated companies. The Company performs regular reviews of the financial condition of the investees to determine if its investment is impaired. If the financial condition of the investees were to no longer support their valuations, the Company would record an impairment provision.

The Company is self insured for some employee and business risks, including health care and workers compensation programs in the United States. Losses under all of these insurance programs are accrued based upon our estimates of the ultimate liability for claims reported and an estimate of claims incurred but not reported, with assistance from third-party actuaries and service providers. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an illness or injury and the number of incidents not reported. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate. If actual results significantly differ from estimates used to calculate the liability, the Company’s financial condition, results of operations and cash flows could be materially impacted.

The Company has pension and postretirement benefit costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. The amount of annual pension plan funding and annual expense is subject to many variables, including the investment return on pension plan assets and interest rates. Assumptions used for determining pension plan liabilities and expenses are evaluated and updated at least annually. The largest benefit plans are the U.S. pension plan and the U.S. postretirement benefits plan, which account for 41% and 21% of the total company benefit obligations. Discount rate assumptions are based on the population of plan participants and a mixture of high-quality fixed income investments for which the average maturity approximates the average remaining service period of plan participants. The largest portion of pension plan assets (35% for the U.S. plan and 74% for non-U.S. plans) was invested in equities. The assumption for expected return on plan assets is based on historical and expected returns on various categories of plan assets. The U.S. plan accounts for 64% of the total consolidated pension plan assets. The actual return on assets in the U.S. pension plan for 2007 was 71% of the total assumed return. For the U.S. pension plan, 2007 pension expense was determined using the 1983 Group Annuity Mortality table. The benefit obligation as of September 30, 2007 was calculated using the RP-2000 Combined Healthy Mortality Table projected to 2015 using Scale AA with phase-out and without collar adjustment. Weakness in investment returns and low interest rates, or deviations in results from other assumptions, could result in the Company making equal or greater pension plan contributions in future years, as compared to 2007. Including anticipated contributions for all pension plans, the Company estimates that contributions will amount to approximately $19.6 million. Actual contributions for 2007 totaled $20.8 million. The Company adopted the provisions of FAS No. 158 in the fourth quarter of 2006, resulting in an increase of $23.7 million in noncurrent deferred tax assets, a decrease of $5.6 million in intangible assets, an increase of $59.6 million in pension liabilities, and an increase of $41.5 million in accumulated other comprehensive losses.

The Company records deferred income tax assets and liabilities for the tax consequences of differences between financial statement and tax bases of existing assets and liabilities. A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount expected to be realized. In the event it becomes more likely than not that some or all of the deferred tax asset allowances will not be needed, the valuation allowance will be adjusted. Management judgment is required to determine income tax expense and the related balance sheet amounts. Judgments are required concerning the ultimate outcome of tax contingencies and the realization of deferred tax assets. Actual income taxes paid may differ from estimates, depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by authorities. Additionally, tax assessments may arise several years after the tax returns have been filed. The Company believes its recorded tax liabilities adequately provide for the estimated outcome of these assessments.

The Company has contingent liabilities for litigation, claims and assessments that result from the ordinary course of business. These matters are more fully described in Notes to the Consolidated Financial Statements.

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 59

1. Accounting Policies – Revenue Recognition, page 59

11.	We note your revenue recognition policy and have the following comments:

•

We read that certain contracts in the Applied Technologies segment are accounted for using the percentage of completion method. Please describe to us in more detail any contracts that you account for using the percentage of completion method, and tell us how you determined these contracts qualified for percentage of completion accounting under SOP 81-1.

•

We read that the timing of revenue recognition is dependent upon the contractual arrangement, and these arrangements are specific to each customer. Please explain to us in more detail the various types of contractual arrangements that you offer to your customers and how you account for these arrangements, including any types of arrangements that result in the recognition of revenue and transfer of title at any point other than delivery of the completed product. Please expand your accounting policy to more clearly indicate the various types of contractual arrangements to which you are referring, as this may be unclear to your readers.

•

We read on page 22 under Competition that you provide diverse services to your customers, including consulting and storing fabrics for delivery to the user. We also read that you offer aftermarket service and support for your door systems. Please explain to us in more detail the various types of services that you offer your customers and how you account for these services, including at what point your recognize revenue for any fabrics that you store for delivery to the users. Tell us how you determine you did not need to disclose your accounting policies for these services in Note 1. Also tell us how you considered the guidance in Rule 5-03 of Regulation S-X for separately disclosing net sales and cost of sales for products and for services.

Response: Our responses to each of the three bullet points raised in your letter under this Item are as follows.

•

The Engineered Composites business, which was included in the Applied Technologies segment in the 2007 10-K, derives most of its revenue under contracts with aerospace customers. The Engineered Composites business has some long-term contracts that are accounted for under the percentage of completion method, using the guidance in SOP 81-1. These contracts are related to the design, development and manufacture of complex aerospace equipment to a buyers’ specification. These contracts can be multi-year, and may be modified by change orders during the execution of the contract. The contract values are specified in the agreements. Based on experience in performing these contracts, the Company has appropriate experience in the estimation of total costs to be incurred in the execution of the contract. Based on the factors above, the Company has determined that it is appropriate to account for these projects under the cost-to-cost percentage of completion method as described in SOP 81-1.

•

In our disclosure of revenue recognition policies, we have indicated that revenue recognition is dependent upon the contractual relationships that are specific to each customer. As described in the response to number 7 above, our sales contracts sometimes specify that title transfer takes place at time of delivery, while in other cases title may transfer when products are consumed by the customer, and in other cases title transfers at a specified date. Normally, all other revenue recognition criteria have been met when title is transferred, so title transfer is the primary determinant for when revenue is recognized. We believe that this policy complies with Staff Accounting Bulletin No. 104 and is adequately disclosed in our Accounting Policies footnote.

•

Under “Competition”, it is noted that we provide diverse services to customers, such as consulting on equipment performance and storage of fabrics. However, such services are provided as sales and marketing tools, and the Company is not actively marketing these services as a source of revenue. Any revenue related to these activities is immaterial and therefore does not meet any disclosure requirements of Rule 5-03. Below is a proposed revision to the second paragraph under “Competition” (changes underlined):

While some competitors in the paper machine clothing industry tend to compete more on the basis of price, and others attempt to compete more on the basis of technology, both are significant competitive factors in this industry. The Company, like its competitors, provides technical support to customers through its sales and technical service personnel, including (1) consulting on performance of the paper machine, (2) consulting on paper machine configurations, both new and rebuilt, (3) selection and custom manufacture of the appropriate paper machine clothing, and (4) storing fabrics for delivery to the user. Revenues earned from these services are insignificant.

Revenue recognition for aftermarket sales in the Door Systems segment is recorded when all revenue recognition criteria are met, which is generally at time of delivery and title is transferred to the customer.

6. Financial Instruments, page 68

12.	We note your discussion of the $180 million 2.25% convertible notes and the related convertible note hedge and warrant transactions. We have the following comments:

•

Please disclose to your readers a more detailed explanation of the circumstances under which the convertible debt may be redeemed for cash, converted into Class A stock, or converted into a combination of cash and stock. Also clarify whether these redemptions or conversions occur at the option of the holder or at your option. Please show us what this enhanced disclosure will look like.

•

With regards to the convertible note hedge, please explain to us, and clarify to your readers, whether you may acquire shares that fully offset the delivery of newly issued shares upon conversion of the notes. In this regard, it appears from the definition of Exercisable Options in your convertible note hedge transaction confirmation agreement that you may only receive 40% of the shares you would issue upon conversion of the notes.

•	With regards to the warrant transaction, please tell use where you disclosed the terms of the warrants as indicated by Rule 4-08(i) or Regulation S-X.

•

We read that you concluded that the convertible feature of the notes, the convertible note hedge, and the warrant transactions each meet the requirements of EITF 00-19 to be accounted for as equity instruments. Please explain to us in more detail how you reached these conclusions, including whether all of these agreements may be settled in unregistered shares, and whether such a settlement alternative triggers any penalties.

•

We note your registration rights agreement related to the convertible notes and underlying shares. Please provide us with your analysis of whether this agreement contains a registration payment arrangement as defined by FSP-EITF-00-19-2, and if so, please tell us how you considered the accounting and disclosure guidance in FSP-EITF-00-19-2.

Response: Our responses to each of the five bullet points raised in your letter under this Item are as follows:

•	We propose in future filings to revise our footnote 6 discussion of the convertible notes, and the related hedge and warrant transactions, to read as follows:

In March 2006, the Company issued $180,000,000 principal amount of 2.25% convertible notes. The notes mature on March 15, 2026, unless earlier converted, redeemed or repurchased.

Holders may convert their notes at any time on or after February 15, 2013. Before February 15, 2013, a holder may convert notes during the five-business day period immediately after any period of five consecutive trading days in which the trading price per note for each of such five days was less than 103% of the product of the last reported sale price of the Company’s Class A common stock and the conversion rate on such day. Additionally, holders may convert prior to February 15, 2013 if the Company elects to distribute to all or substantially all of its Class A shareholders (a) rights or warrants to purchase shares of Class A common stock for less than their trading value, or (b) assets, debt securities or rights to purchase securities, which distribution has a per-share value exceeding 15% of the current trading value of the Class A common stock.

Converting holders are entitled to receive, upon conversion of their notes, (1) an amount in cash equal to the lesser of the principal amount of the note and the note’s conversion value, and (2) if the conversion value of the note exceeds the principal amount, shares of the Company’s Class A common stock in respect of the excess conversion value. The initial conversion rate of the notes (subject to adjustment upon the occurrence of certain events) was 22.487 shares per $1,000 principal amount of notes (equivalent to a conversion price of $44.47 per share of Class A common stock). The exact amount payable upon conversion would be determined in accordance with the terms of the indenture pursuant to which the notes were issued and will be based on a daily conversion value calculated on a proportionate basis by reference to the volume-weighted average price of the Company’s Class A common stock for each day during a twenty-five day period relating to the conversion. The fair value of the convertible notes was approximately $170,100,000 as of December 31, 2007.

The notes are not redeemable before March 15, 2013. On or after March 15, 2013, the Company may, at its option, redeem for cash all or part of the notes for a price equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest, including any additional interest, to but excluding the redemption date.

On each of March 15, 2013 and March 15, 2021, holders may require the Company to purchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest, including any additional interest, to but excluding the purchase date. Holders also have the right to require the Company to repurchase notes upon the occurrence of certain fundamental events, including, without limitation, (1) a person or group, other than the Standish family, becoming beneficial owner of shares of common stock carrying more than 50% of the voting power of our common stock, (2) consummation of an exchange offer, tender offer or similar event whereby our Class A common stock is converted into cash, securities or other property, or any sale, lease or other transfer of all or substantially all of our consolidated assets, (3) approval by our stockholders of a plan or proposal of liquidation or dissolution, or (4) the delisting of our Class A common stock under certain circumstances.

In connection with the sale of the notes, the Company entered into hedge and warrant transactions with respect to its Class A common stock. These transactions are intended to reduce the potential dilution upon conversion of the notes by providing the Company with the option, subject to certain exceptions, to acquire shares in an amount equal to the number of shares which the Company would be required to deliver upon conversion of the notes. These transactions had the economic effect to the Company of increasing the conversion price of the Notes to $52.25 per share.

Pursuant to the hedge transactions, if the Company delivers notice to the counterparties of any conversion of the Notes on or prior to March 15, 2013, the counterparties are in the aggregate obligated to deliver to the Company the number of shares of Class A common stock that the Company is obligated to deliver to the holders of the notes with respect to such conversion, exclusive of any shares deliverable by the Company by reason of any additional (or “make whole”) premium relating to the notes or by reason of any election by the Company to unilaterally increase the conversion rate.

Pursuant to the warrant transactions, the Company sold a total of 4,123,986 warrants, each exercisable for a single share of Class A common stock at an initial strike price of $52.25 per share. The warrants are American-style warrants (exercisable at any time), and expire over a period of sixty trading days beginning on June 15, 2013. If the warrants are exercised when they expire, the Company may choose either net cash or net share settlement. If the warrants are exercised before they expire, they must be net share settled. If the Company elects to net cash settle the warrants, the Company will pay cash in an amount equal to, for each exercise of warrants, (i) the number of warrants exercised multiplied by (ii) the excess of the volume weighted average price of the Company's Class A common stock on the expiration date of such warrants (the "Settlement Price") over the strike price. Under net share settlement, the Company will deliver to the warrant holders a number of shares of the Company's Class A common stock equal to, for each exercise of warrants, (x) the amount payable upon net cash settlement divided by (y) the Settlement Price.

•

The revised footnote disclosure makes clear that the hedge call instruments cover a number of shares equal to the shares we would be required to deliver in the event of a conversion. In your letter, you noted that it appeared that we had hedged only 40% of our potential share delivery obligations. We note that there were a total of two hedge confirmation agreements entered into on March 7 covering a total of 150,000 options, and that each was amended on March 23 following exercise of the overallotment option so that they covered in the aggregate 180,000 options. We assume you were looking at the first such agreement only, with Bank of America, for 60,000 options (or 40% of the total initial placement of $150 million). The initial agreements all were filed together as Exhibit 10.1 to our 8-K filed on March 15, 2006, and the amendments were filed under the same Exhibit number to our 8-K of March 29, 2006.

•	The disclosure required by Rule 4-08(i) of Regulation S-X relating to the warrants is also now included in the revised footnote disclosure and will be included in future filings.
•

Our conclusion that the convertible feature of the notes, the convertible note hedge, and the warrant transactions each meet the requirements of EITF 00-19 to be accounted for as equity instruments is explained as follows:

•

Conversion Feature - The Company concluded that the embedded stock conversion option is not required to be bifurcated and accounted for as a derivative instrument because the option is properly classified as shareholders’ equity per Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF No. 00-19"). Because the conversion feature is properly classified as equity, it is not within the scope of FAS No. 133.

•

The following paragraphs summarize the eight requirements contained in paragraphs 12-32 of EITF No. 00-19 for equity classification and the Company's conclusion as to how the conversion feature of the notes meets each requirement allowing the Company to account for the notes as typical convertible debt:

•

The contract permits the company to settle in unregistered shares. We believe this criterion is met. The terms of the notes and the related indenture governing the notes do not require that any shares be registered prior to issuance.

•

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. We believe this criterion is met. As of December 31, 2007, the Company had 100 million shares of Class A common stock authorized with approximately 26 million shares issued and outstanding and approximately 13.5 million additional shares reserved for issuance (including approximately 4.0 million reserved for issuance under the notes). The Company therefore has sufficient authorized and unissued shares available to settle the warrants.

•

The contract contains an explicit limit on the number of shares to be delivered in a share settlement. We believe this criterion is met. The notes are convertible at an initial rate of 22.4618 shares per $1,000 of principal with a maximum conversion rate (subject to customary anti-dilution adjustments) of 26.9541 shares. $180 million of notes were issued; therefore, shares issuable upon conversion at the maximum rate cannot exceed approximately 4.9 million shares.

•

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. We believe this criterion is met. There is no provision in any agreement relating to the notes requiring cash payments in the event the Company fails to make timely filings with the SEC. While the registration rights agreement contemplates additional interest penalties relating to the failure to timely file a registration statement (a registration default), the agreement is clear that in no event will additional interest be payable in connection with a registration default relating to a failure to register the common stock deliverable upon a conversion of the notes.

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top off" or "make-whole" provisions). We believe this criterion is met. The notes do not require any cash payments to the holder if the shares initially delivered upon settlement are subsequently sold by the holder and the sales proceeds are insufficient to provide the holder with full return of the amount due.

•

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. We believe this criterion is met. While the face value of the notes would be settled in cash if not converted into shares of Class A common stock, there is not a net cash settlement for the conversion feature.

•

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. We believe this criterion is met. Should the holders convert their notes, the shares issued to the holders would be shares of Class A common stock, with the holders having the same rights as current holders of Class A common stock. Accordingly, the contract does not give the holder any of the rights of a creditor in the event of the Company’s bankruptcy.

•	There is no requirement in the contract to post collateral at any point or for any reason. We believe this criterion is met. The notes do not require the posting of any collateral.

•

Note Hedge transactions – The amount paid for the hedge transaction call options was recorded in “Additional paid-in capital” in the accompanying consolidated balance sheet and was not accounted for as a derivative. As described in paragraph A26 of SFAS 150, a purchased call option does not embody an obligation and, therefore, is not within the scope of SFAS 150. Therefore, the Company concluded that the convertible note hedge transactions do not meet the scope of SFAS 150. The Company then evaluated whether the convertible note hedge transactions are within the scope of SFAS 133, and if not, then how they should be classified under EITF 00-19 and 01-6. Paragraph 11(a) of SFAS 133 states that a company should not consider a contract to be a derivative instrument, if the contract issued or held by a company is indexed to its own stock and classified in stockholders’ equity. To determine if the convertible note hedge transactions are indexed to the Company’s own stock they must be analyzed under EITF 01-6, and to determine if they could be classified as stockholders’ equity they must be analyzed under EITF 00-19.

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. The convertible note hedge transactions meet the definition of “indexed to a company’s stock” as the instruments’ settlement value is only indexed to the value of the Company’s stock. Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The convertible note hedge allows the Company to receive shares of the Company’s common stock from counterparties without the transfer of any assets. Therefore, we evaluated the convertible note hedge under the criteria of paragraphs 12-32 of EITF 00-19:

•	The contract permits the company to settle in unregistered shares. As the Company is not itself required to deliver any shares, this requirement is not applicable.

•

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. As the Company is not itself required to deliver any shares, this requirement is not applicable.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. As the Company is not itself required to deliver any shares, this requirement is not applicable.

•	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. There are no such requirements.

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). There are no such requirements.

•

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. There are no such requirements.

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. There are no such provisions.

•	There is no requirement in the contract to post collateral at any point or for any reason (paragraph 32). There is no such requirement.

Therefore, under EITF 00-19, the convertible note hedge transactions meet the definition of an equity instrument as the Company has met the 8 conditions within paragraphs 12 through 32. As such, the premium paid, which represents the fair value of the convertible note hedge transactions, has been recorded in equity as a reduction to additional paid in capital of the Company.

•

Warrant transactions – The premiums received for the warrants were recorded as “Additional paid-in capital”. Paragraph 8 of EITF 00-19 states “Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) should be classified as permanent equity assuming that all the criteria set forth in paragraphs 12-32 of EITF 00-19 have been met. The Company has analyzed the provisions of paragraphs 12-32 as follows relating to the warrant transactions:

•	The contracts permit the Company to settle in unregistered shares. Under the warrants, the Company has the right to settle in unregistered shares.

•

The Company has sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. As of December 31, 2007, the Company had 100 million shares of Class A common stock authorized with approximately 26 million shares issued and outstanding and approximately 13.5 million additional shares reserved for issuance (including approximately 4.0 million reserved for issuance under the notes). The Company therefore has sufficient authorized and unissued shares available to settle the warrants.

•

The contracts contain an explicit limit on the number of shares to be delivered in a share settlement. The two contracts, as amended, provide explicitly for a maximum issuance of 4,123,986 and 13,746,620 shares respectively, of Class A common stock.

•

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. No cash payments on the warrants are required in the event the Company fails to make timely filings with the SEC.

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). No required cash payments are to be made if the shares initially delivered upon settlement of the warrants are subsequently sold by the counterparty, regardless of the proceeds realized upon sale. However, if the settlement is made using restricted securities (shares) as defined in Rule 144 under the Securities Act of 1933, or if the net proceeds realized from the sale of shares paid to the counterparties in settlement of the warrants is less than certain payment obligations owed to the counterparties pursuant to the contracts, the Company is obligated to transfer to the counterparty additional shares, or the amount of such excess in cash or in a number of shares of a value equal to such excess amount (make-whole shares). This provision, though, can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including the “top-off” or “make-whole” provision) is fixed and less than the number of available authorized shares. Thus, in accordance with paragraph 26 of EITF 00-19 the existence of a top-off or make-whole provision does not preclude equity classification.

•

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. The contract does not require net cash settlement. The only provision for net-cash settlement is at the Company’s option, if certain requirements are satisfied.

•

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. No such provision exists under the warrants.

•	There is no requirement in the contract to post collateral at any point or for any reason. There is no requirement under the warrants to post collateral at any time, for any reason.

Since the warrants meet the provisions of EITF 00-19, the Company concluded that the warrants should be recorded in stockholders’ equity.

•

The shares of Class A common stock underlying the notes are subject to registration rights in accordance with a registration rights agreement filed as an exhibit to the Company’s current report on Form 8-K filed on March 15, 2006 discussed below. Concurrently with the issuance of the notes, the Company entered into a Registration Rights Agreement with the initial purchasers which required the Company to file a registration statement covering resales of the Notes and the Class A common stock issuable upon conversion of the notes as promptly as practicable, and in any event within 90 days of their issuance, and to have such registration statement declared effective within 180 days of the issuance of the Notes. The Company filed such a registration statement on June 5, 2006 which was automatically effective. The Company was required to use its reasonable best efforts to keep the registration statement effective until March 13, 2008. If the Company had defaulted on these requirements with respect to the notes, additional interest would have accrued to the benefit of the note holders as prescribed. Such a failure, however, would not have been an event of default under the indenture relating to the notes and would therefore not have provided for acceleration of maturity or conversion of the notes, nor would it have modified the conversion option included in the notes. Furthermore, in no event would additional interest have been payable in connection with the failure to register the shares of Class A common stock issuable upon conversion of the notes. In accordance with EITF 00-19-2, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS 5. As a SFAS 5 contingency, the Company is required to evaluate the likelihood of an unfavorable outcome and if necessary, record the related liability for the incremental interest expense when the amount can be reasonably estimated. As of the effective date of the FSP, the Company considered its status as a well-known seasoned issuer in good standing with the intent and ability to meet the filing deadlines and maintain the effectiveness of the registration statement as required, and on this basis concluded that the likelihood of an unfavorable outcome was not probable. Therefore, at the effective date of the FSP, the Company determined that there was no requirement to record a contingent liability under the registration rights agreement.

7. Commitments and Contingencies, page 70

13.	We note your discussion of lawsuits alleging that certain individual suffered personal injury as a result of exposure to asbestos and have the following comments:

•

It appears that about two-thirds of the claims pending against you are in federal court at the multidistrict litigation panel in Mississippi, and we note your disclosures concerning these claims. However, it is unclear to us that you have provided all disclosures required by SFAS 5, SOP 94-6 and SAB Topic 5:Y for the remaining one-third of the claims pending against you that are not at the MDL. Please advise, and if appropriate, revise your disclosure to address more clearly these claims.

•

We note your disclosure at the top of page 71 of the total number of claims outstanding at various dates. Please refer to Question 3 of SAB Topic 5:Y and provide us with a roll-forward of the number of claims at each balance sheet date, including the number of claims filed for each period presented and the number of claims dismissed, settled or otherwise resolved for each period. Additionally, if the average settlement amount varies from year to year or reflects trends such as increasing over time, it appears that additional disclosure on this matter may be necessary. Please also provide us with this information for Brandon.

•

Please tell us whether you have any liability for the facilities that produced the asbestos-containing products. If so, please tell us how you determined you did not need to provide additional disclosures under SFAS 5, SOP 96-1 or SFAS 143, if applicable.

•	Please disclose the above information to your readers, either here or in another appropriate place in your filing, or tell us why such disclosures are not applicable.

Response: Our responses to each of the bullet points raised in your letter under this Item are as follows:

•

See proposed additions to note 7 below. We confirm that at any time that we determine that the conditions for accrual of a loss contingency are met for a particular claim or claims, we will record an appropriate accrual (and, if appropriate, a corresponding insurance recovery receivable).

•

Because we have historically reported pending claims numbers and aggregate resolution cost as of a date shortly preceding the date on which the relevant report (on 10-Q or 10-K) was filed (and therefore of a date more recent than the balance sheet date of the period to which the report relates), we have not stored this data in a manner that would allow us to present the requested information quarterly as of each balance sheet date for prior periods without significant burden and expense.  We would therefore propose to supplement the existing disclosures with annualized claims data as illustrated below.

•

The Company is not aware of, nor does it anticipate, (a) any legal or other unavoidable clean-up obligations within the scope of SFAS 143 related to the facilities that produced asbestos-containing products, or (b) any liability associated with mandated remediation costs related to these facilities within the scope of SOP 96-1.

We propose to add the following disclosure to note 7 regarding claims in jurisdictions other than Mississippi:

As of May 2, 2008, the remaining 6,089 claims pending against Albany were pending in states other than Mississippi.  Pleadings and discovery responses in those cases in which work histories have been provided indicate claimants with paper mill exposure in less than 26% of total claims reported, and only a portion of those claimants have alleged time spent in a paper mill to which Albany is believed to have supplied asbestos-containing products.  For these reasons, the Company expects the percentage of these remaining claimants able to demonstrate time spent in a paper mill to which Albany supplied asbestos-containing products during a period in which Albany’s asbestos-containing products were in use to be considerably lower than the total number of pending claims. In addition, over half of these remaining non-Mississippi claims have not provided any disease information.  Detailed exposure and disease information sufficient meaningfully to estimate a range of possible loss of a particular claim is typically not available until late in the discovery process, and often not until a trial date is imminent and a settlement demand has been received. For these reasons, the Company does not believe a meaningful estimate can be made regarding the range of possible loss with respect to these remaining claims.

We propose to add the following disclosure regarding claims against Brandon:

As of May 2, 2008, 6,822 (or approximately 79%) of the claims pending against Brandon are pending in Mississippi.  For the same reasons set forth above with respect to Albany’s Mississippi and other claims, as well as the fact that no amounts have been paid to resolve any Brandon claims since 2001, the Company does not believe a meaningful estimate can be made regarding the range of possible loss with respect to these remaining claims.

We propose to add the following disclosures of claims data:

For Albany:

Albany was defending against 18,529 claims as of May 2, 2008. This compares with 18,789 such claims as of February 1, 2008, 18,791 claims as of October 19, 2007, 18,813 claims as of July 27, 2007, 19,120 claims as of April 27, 2007, 19,388 claims as of February 16, 2007, 19,416 claims as of December 31, 2006, 19,283 claims as of October 27, 2006, 24,451 claims as of December 31, 2005, 29,411 claims as of December 31, 2004, 28,838 claims as of December 31, 2003, 22,593 claims as of December 31, 2002, 7,347 claims as of December 31, 2001, 1,997 claims as of December 31, 2000, and 2,276 claims as of December 31, 1999.   The following table sets forth the number of claims filed, the number of claims settled, dismissed or otherwise resolved, and the average settlement amount during the periods presented:

Year ended December 31,	Opening Number of claims	Claims Dismissed, Settled or Resolved	New Claims	Closing Number of Claims	Amounts Paid (thousands) to Settle or Resolve ($$)
2005	29,411	6,257	1,297	24,451	504
2006	24,451	6,841	1,806	19,416	3,879
2007	19,416	808	190	18,798	15
2008 to date	18,798	355	86	18,529	42

For Brandon:

Brandon Drying Fabrics, Inc. (“Brandon”), a subsidiary of Geschmay Corp., which is a subsidiary of the Company, is also a separate defendant in many of the asbestos cases in which Albany is named as a defendant. Brandon was defending against 8,689 claims as of May 2, 2008. This compares with 8,741 such claims as of February 1, 2008 and October 19, 2007, 9,023 claims as of July 27, 2007, 9,089 claims as of April 27, 2007, 9,189 claims as of February 16, 2007, 9,114 claims as of December 31, 2006, 8,992 claims as of October 27, 2006, 9,566 claims as of December 31, 2005, 9,985 claims as of December 31, 2004, 10,242 claims as of

December 31, 2003, 11,802 claims as of December 31, 2002, 8,759 claims as of December 31, 2001, 3,598 claims as of December 31, 2000, and 1,887 claims as of December 31, 1999.  The following table sets forth the number of claims filed, the number of claims settled, dismissed or otherwise resolved, and the average settlement amount during the periods presented:

Year ended December 31,	Opening Number of claims	Claims Dismissed, Settled or Resolved	New Claims	Closing Number of Claims	Amounts Paid (thousands) to Settle or Resolve ($$)
2005	9,985	642	223	9,566	0
2006	9,566	1182	730	9,114	0
2007	9,114	462	88	8,740	0
2008 to date	8,740	7	58	8,689	0

12. Reportable Segments and Geographic Data, page 78

14.

We read at the top of page 79 that you do not allocate corporate headquarters expenses to your segments, and we note your presentation of these unallocated expenses within your reconciliation to consolidated income before income taxes on page 80. Please provide your readers with a brief description of the types of expenses that comprise your corporate headquarters expenses. Additionally, please provide your readers with a brief description of the types of assets that are not allocated to your segments, particularly the other assets presented within your reconciliation to consolidated total assets on page 81. We believe this information provides your readers with better insights into how management views the company. Refer to paragraphs 31(b) and (c) of SFAS 131.

Response: See below proposed changes to Reportable Segment disclosures in the first paragraph in note 12 as well as the paragraph preceding the table disclosing operating assets and capital expenditures by segment (changes underlined):

In accordance with FAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, the internal organization that is used by management for making operating decisions and assessing performance is used as the source of the Company’s reportable segments. The accounting policies of the segments are the same as those described in Accounting Policies (see Note 1). The Company does not allocate research costs and corporate headquarters expenses to the segments because the decision- making for the majority of these expenses does not reside within the segments. Corporate headquarters expenses includes wages and benefits for headquarters personnel, costs related to information systems development and support, and professional fees related to legal, audit and other activities.

. . .

In the measurement of operating assets utilized by each reportable segment, the Company excludes from segment assets the following items: accumulated depreciation, deferred tax assets, investments in associated companies, cash, and certain other assets. The following table presents operating assets and capital expenditures by reportable segment:

15. Stock Option and Incentive Plans, page 88

15.

We note your 2005 incentive plan that provides key members of management with incentive compensation based on achievement of certain performance targets and are paid out over three years, partly in cash and partly in Class A common stock. We further note that you are recognizing expenses associated with this plan over the vesting period, which includes the year for which performance targets are measured and the two subsequent years. Please tell us why you recognize expense for this plan over a vesting period that includes the two subsequent years, and explain to us in more detail how this complies with SFAS 123(R). Also tell us whether you classify these awards as liabilities or as equity, and the accounting guidance you are relying on in reaching your conclusion.

Response: Under the provisions of the 2005 Incentive Plan, payments of cash and shares are both performance-based and time-based, as described in the footnote. For example, an award target is established for calendar year 2007. If the award target is achieved, and the person remains employed by the Company, payment will be made as follows: 25% paid in cash in March 2008, 50% paid in March 2009 (half cash, half stock), 25% in March 2010 (half cash, half stock). If the employee voluntarily left the Company in June 2008, he or she would have received only the first 25% payment and all remaining amounts would be forfeited. Accordingly, we have concluded that expense should be recognized over a three-year period (2007, 2008, and 2009). No expense would be recognized in 2010 as the award would become fully vested as of January 1, 2010, even though payment would be deferred until March in accordance with the plan document. The amount of expense recognized in each period is determined using a graded vesting schedule, under which each of the three payments is treated as a separate award and, accordingly, a higher percentage of the total expense is recognized in the first year. The amount of the award to be paid in cash is dependent upon the market value of shares of the Company’s Class A common stock near the time of payment. We have concluded that this is a liability award as described in FAS 123R, paragraph 37 and, accordingly, the value of the liability is marked-to-market at each reporting period. For the portion of the award that is paid in shares, the Company has applied guidance in FAS 123R, paragraph 21 and determined that the share price used to measure the expense becomes fixed at the time the number of shares earned is approved by the Compensation Committee of the

Board of Directors. In the example described above, the share price used for calculating expense would be fixed at a meeting held in February 2008.

Disclosure Controls and Procedures, page 95

16.

You state that your certifying officers concluded that your disclosure controls and procedures were effective in “ensuring that information required to be disclosed in the periodic reports that [you] file[] or submit[] under the Exchange Act is accumulated and communicated to [your] management, including [your] Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.” In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Response: In future filings, we will include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a–15(e). Additionally, we confirm to you that our conclusion regarding effectiveness would not change had these statements been included in the filing.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 2

17.

Please clearly disclose five full years of business experience for each of the directors. See Item 401(e) of Regulation S-K. In this regard, please clarify Mr. Hotard’s business experience for the past five years.

Response: We will comply with the disclosure requirements of Item 401(e). Please see below a revised biography of Mr. Hotard as we propose it to appear in future filings:

EDGAR G. HOTARD has been a Director of the Company since November 9, 2006. Mr. Hotard has been an independent consultant/investor since his retirement as President and Chief Operating Officer of Praxair, Inc. in 1999. In 1992, he co-led the spin-off of Praxair from Union Carbide Corporation, where he served as Corporate Vice President. He has served as a Venture Partner of MPM Capital since April 2005 and of ARCH Venture Partners since September 2004, and as Managing General Partner of Hotard Holdings Ltd., an investment partnership, since September 2006. He also serves as an advisor to the Monitor Group, a global strategy consulting firm, and as the Chairman of the Monitor Group (China). Mr. Hotard is a member of the Board of Directors of Global Industries, Ltd. and privately held Shona Energy Company, Inc. He was a founding sponsor of the China Economic and Technology Alliance and of a joint MBA program between Renmin University, Beijing and the School of Management, State University of Buffalo, New York. Age 64.

Benchmarking and Use of Consultant, page 22

18.

It appears that you engage in benchmarking against the broader sample of compensation data, including information in the Watson Wyatt Top Management Survey, the Mercer Executive Compensation Survey and the Private Executive Compensation Survey. If so, please identify the companies in each of those surveys. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: S-K Item 402(b)(2)(xiv) requires that, in our discussion and analysis of the compensation paid to the named executive officers, we disclose whether we engaged in any benchmarking of total compensation, or any material element of compensation, “identifying the benchmark and, if applicable, its components (including component companies)”. We disclose in our proxy statement that, with respect to 2007 compensation, the Company, the Compensation Committee and the Committee’s consultant, Watson Wyatt, engaged in such benchmarking against (a) the Company’s “peer group” of 15 companies identified in the proxy statement, and (b) “. . . a broader sample of compensation data from a larger number of companies with comparable annual revenues and/or operating in comparable manufacturing industries. The data were drawn from a number of published survey sources . . . including the Watson Wyatt Top Management Survey, the Mercer Executive Compensation Survey, and the Private Executive Compensation Survey.” The Watson Wyatt Top Management Survey was actually used only to benchmark data for the Company’s head of corporate R&D, who is not a named executive officer. The other two sources were used to provide additional benchmark data for Mr. Polumbo (Senior Vice President – Human Resources and a named executive officer) due to an insufficient number of disclosed peers for his position in the public filings of the Company’s peer group; the other four named executive officers were all benchmarked against the peer group. Watson Wyatt has informed us that it believes that contractual restrictions in the agreements by which it obtains access to The

Mercer Executive Compensation Survey and The Private Executive Compensation Survey preclude public disclosure of the participants whose data was used. The additional benchmarking data used by the Company included data from ten to fifteen U.S. manufacturing companies with annual revenues of between $500 million and $2 billion who are participants in the Mercer survey, and 75 to 100 U.S. manufacturing companies with annual revenues of $1 billion and $3 billion who are participants in the Private Executive Compensation Survey. We propose in future filings to describe the data used from the Mercer and Private Executive surveys (if they are used) as in the previous sentence.

Grants of Plan-Based Awards, page 28

19.

Please revise to include the cash performance incentive in the grants of plan-based awards table. See Item 402(a)(6)(iii) and (c) or Regulation S-K. Refer to page 81 of our Release No. 33-8732A, available on our website at http://www.sec.gov/rule/final/2006/33-8732a.pdf

Response: We made a determination not to include the 2007 cash performance incentive grants in the grants of plan-based awards table, because at the time of the proxy statement the outcome of the 2007 grants had already been determined and the payouts made (and reported in the Summary Compensation Table in the column entitled “Nonequity Incentive Plan Compensation($)”).  We note that the relevant headings under the “Grant of Plan-Based Awards” table refer to estimated future payouts under nonequity incentive plan awards.  Since all amounts earned under the 2007 cash performance incentive grants had been paid out as of the date of the proxy statement, we omitted them from this table.  We will include them in future filings, accompanied by footnote disclosure that makes clear to the reader that the earnings of the reported awards have already been determined and are reported in the Summary Compensation Table as nonequity incentive plan compensation.

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ Michael C. Nahl

Michael C. Nahl

Executive Vice President and Chief Financial Officer

MCN:cd